April 2, 2026

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject: Avrupa Minerals Ltd. (the "Issuer")
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	June 3, 2026
Record Date for Notice of Meeting:	April 29, 2026
Record Date for Voting (if applicable):	April 29, 2026
Beneficial Ownership Determination Date:	April 29, 2026
Class of Securities Entitled to Vote:	Common Class
ISIN:	CA05453A2074
Issuer sending proxy materials directly to NOBOs:	Yes
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Avrupa Minerals Ltd.